March 2, 2009

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporate Finance

Mail Stop 7010

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:

Comment Letter dated February 13, 2009 relating to the Annual Report on Form 10-K for the year ended September 30, 2008 and the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008 of Mueller Water Products, Inc. (the “Company”)

Dear Mr. Cash:

The Company is in receipt of the above-referenced letter (the “Comment Letter”) to Mr. Evan L. Hart, Chief Financial Officer of Mueller Water Products, Inc. and is writing to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 6.	Selected Financial Data, page 28

1.	In future filings, please revise your table to include dividends declared per share as required by Item 301 of Regulation

S-K.

The Company confirms that the Selected Financial Data table in future reports will include dividends declared per share.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 2.	Management’s Discussion and Analysis … page 23

Business Developments and Trends, page 23

2.	In future filings, please expand your discussion to address the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing the events, potential future actions by management and other detailed information. Also, expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events may impact your sources of liquidity, if any.

In future filings, the Company will expand its discussion to address the recent global economic downturn and its current and expected future impact on the Company’s operations, financial position and liquidity. The disclosure will address the factors mentioned in the Staff’s comment to the extent that those factors affect or are expected to affect the Company’s operations, financial position or liquidity. We call the Staff’s attention to the fact that some of those factors may be competitively sensitive and, therefore, the Company may be required to submit to the Staff a request for confidential treatment.

1200 Abernathy Road, N.E., Suite 1200, Atlanta, GA 30328

770-206-4200    www.muellerwaterproducts.com

Mr. John Cash

Division of Corporate Finance

Securities and Exchange Commission

March 2, 2009

3.	We note that as of September 30, 2008, approximately 61% of your pension plan assets were represented by equity securities. In future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss.

In future filings, the Company will expand its discussion to include the impact market conditions have had on pension plan assets, as well as the expected impact on future operations and liquidity.

Liquidity and Capital Resources, page 28

4.	Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms and the significant covenants within your debt agreements. Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial covenants.

In future filings, the Company will include an enhanced discussion of the significant covenants contained in its debt agreements. The Company will also disclose, with respect to the most restrictive financial covenants, the actual and minimum/maximum ratios as of each reporting date.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. The Company also confirms its understanding that Staff comments and changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 770.206.4232 if you wish to discuss the Company’s responses to the Comment Letter or if we can provide further clarifying information. Thank you.

Very truly yours,

/s/ Robert Barker
Robert Barker

cc:	Evan L. Hart